UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-35319

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ModusLink Global Solutions, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1601 Trapelo Road

Address of Principal Executive Office (Street and Number)

Waltham, Massachusetts 02451

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

ModusLink Global Solutions, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for its fiscal year ended July 31, 2012 (the “Form 10-K”) without unreasonable effort or expense due to the circumstances described below.

On February 15, 2012, the Division of Enforcement of the Securities and Exchange Commission (“SEC”) initiated with ModusLink an informal inquiry and later a formal action regarding the Company’s treatment of rebates associated with volume discounts provided by vendors (the “SEC Inquiry”). On March 12, 2012, in its Form 10-Q for the quarterly period ended January 31, 2012, the Company announced the pendency of the SEC Inquiry.

Concurrent with the SEC Inquiry, the Audit Committee of the Company’s Board of Directors commenced an internal investigation of the Company’s practices with regard to volume discounts received from vendors to determine whether and to what extent rebates associated with volume discounts had been properly accounted for as revenue, based on the contractual terms and applicable pricing model in effect with particular clients.

On June 9, 2012, in connection with the initial phase of its continuing investigation, the Audit Committee concluded that the Company would need to restate its audited financial statements for fiscal years 2009, 2010 and 2011, and unaudited selected financial data for fiscal years 2007 and 2008, as well as unaudited interim financial statements for the four fiscal quarters of each of 2010 and 2011, and the first two quarters of fiscal 2012 (the “Restated Financial Information”), and that previously issued financial statements should no longer be relied upon.

The Company’s investigation is ongoing and the Company is in the process of preparing the Restated Financial Information. As such, the Company is not able to file its Form 10-K at this time. As soon as practicable, in connection with the conclusion of the restatement-related activities, the Company expects to file its Form 10-K, which is expected to include audited financial statements for fiscal year 2012 and the Restated Financial Information. In addition, the Company expects to file its Form 10-Q for the period ended April 30, 2012, not previously issued, as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven G. Crane	(781) 663-5000
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not yet filed its Form 10-Q for the period ended April 30, 2012.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a news release on June 11, 2012 announcing the Company’s intention to file restated financial statements as soon as practicable. This news release was furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on June 11, 2012. Until completion of the restatement process, the Company will not be in a position to provide additional information about its results of operations.

Forward-Looking Statements

Statements in this notification of late filing that are not historical facts may be deemed to be “forward-looking statements,” including those statements regarding: the Company’s anticipated time frame for filing restated financial statements; and the information to be included in the Form 10-K. Actual and anticipated future results may vary materially due to certain risks and uncertainties, including, without limitation: unanticipated accounting issues or audit issues regarding the financial data for the periods to be restated or adjusted; the inability of the Company or its independent registered public accounting firm to confirm relevant information or data; unanticipated issues that prevent or delay the Company’s independent registered public accounting firm from concluding the audit or that require additional efforts, procedures or review; the Company’s inability to design or improve internal controls to address identified issues; the impact upon operations of legal compliance matters or internal controls review, improvement and remediation, including the detection of wrongdoing, improper activities or circumvention of internal controls; the inability of the Company to become current in its periodic reports filed with the Securities and Exchange Commission, which may subject the Company to delisting by NASDAQ; difficulties in controlling expenses, including costs of legal compliance matters or internal controls review, improvement and remediation; global economic conditions, especially in the technology sector, which are uncertain and subject to volatility; demand for our clients’ products, which may decline or may not achieve the levels anticipated by our clients; strain on managerial and operational resources as they try to oversee the expanded operations; failure to realize the expected benefits of restructuring and cost cutting actions; failure to expand operations in accordance with its business strategy; difficulty achieving and sustaining operating profitability if the Company’s cash balances are not sufficient to allow the Company to meet all of its business and investment goals; difficulties integrating technologies, operations and personnel in accordance with its business strategy; the Company derives a significant portion of its revenue from a small number of clients, and therefore the loss of any of those clients could significantly damage the Company’s financial condition and results of operations; the Company frequently sells to its supply chain management clients on a purchase order basis rather than pursuant to contracts with minimum purchase requirements, and therefore its sales and the amount of projected revenue that is actually realized are subject to demand variability; the Company’s pipeline of sales opportunities represents potential sales transactions and estimated annual revenue therefrom and there can be no assurance that such sales efforts will be successful or that the potential revenue will be realized; risks inherent with conducting international operations; increased competition and technological changes in the markets in which the Company competes; and the potential outcome and impact of the Company’s ongoing review of strategic alternatives. Further, there can be no assurance that the Company’s review of strategic alternatives will lead to any transaction, result in increased value to its stockholders or the realization of long-term value by stockholders.

ModusLink Global Solutions, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 15, 2012	By:	/s/ Steven G. Crane
Steven G. Crane
Chief Financial Officer